WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06

70 FOX STREET • JOHANNESBURG • SOUTH AFRICA

PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM

Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028636

30 November 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed interim report and supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED

DEC 2 8 2007

THOMSON
FINANCIAL

Mr H G Hira
Investor Relations Manager

Enclosures:

File: 82-34986

WITS GOLD

A Long Term Option on Gold

Witwatersrand Consolidated Gold Resources Limited
(Wits Gold or the Company)
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
Share Code WGR ISIN ZAE000079703

Reviewed Interim Results

for the six months ended 31 August 2007

Condensed income statement

for the six months ended 31 August 2007

	Six months ended 31 August 2007 (Reviewed) R	31 August 2006 (Unaudited) R	Year ended 28 February 2007 (Audited) R
Revenue	–	–	–
Operating loss	**(9 253 702)**	(8 419 877)	(20 326 845)
Net finance income	**2 776 298**	1 027 359	2 660 051
Fair value gain on financial asset	**3 510 341**	–	14 226 173
Sundry income	**3 508**	–	–
Loss for the period/year before taxation	**(2 963 555)**	(7 392 518)	(3 440 621)
Taxation	–	–	–
Loss for the period/year	**(2 963 555)**	(7 392 518)	(3 440 621)
Basic and headline loss per share and diluted basic and headline loss per share			
Weighted average number of shares in issue	**25 660 397**	24 685 048	24 931 013
Basic and headline loss per share (cents)	**11,55**	29,95	13,80
Diluted weighted average number of shares in issue	**25 947 852**	24 845 751	25 218 468
Diluted basic and headline loss per share (cents)	**15,58**	40,12	19,25

Condensed balance sheet

As at 31 August 2007

	As at 31 August 2007 (Reviewed) R	31 August 2006 (Unaudited) R	As at 28 February 2007 (Audited) R
Assets			
Non-current assets	**54 179 701**	20 574 047	42 020 577
Current assets	**116 910 614**	28 921 357	44 324 084
Total assets	**171 090 315**	49 495 404	86 344 661
Equity and liabilities			
Capital and reserves	**167 280 431**	46 686 337	84 125 950
Current liabilities	**3 809 884**	2 809 067	2 218 711
Total equity and liabilities	**171 090 315**	49 495 404	86 344 661

Condensed cash flow statement

for the six months ended 31 August 2007

	Six months ended 31 August 2007 (Reviewed) R	31 August 2006 (Unaudited) R	Year ended 28 February 2007 (Audited) R
Cash flows from operating activities			
Cash utilised in operating activities	**(3 850 220)**	(4 408 743)	(13 964 101)
Net finance income	**2 776 298**	1 027 359	2 660 051
Net cash utilised in operating activities	**(1 073 922)**	(3 381 384)	(11 304 050)
Cash flows from investing activities			
Net cash utilised in investing activities	**(8 754 545)**	(2 104 141)	(9 389 636)
Cash flows from financing activities			
Net cash generated by financing activities	**81 449 492**	7 700 000	38 304 313
Increase in cash and cash equivalents	**71 621 025**	2 214 475	17 610 627
Cash and cash equivalents at beginning of the period/year	**43 703 803**	26 093 176	26 093 176
Cash and cash equivalents at end of the period/year	**115 324 828**	28 307 651	43 703 803

Statement of changes in equity

for the six months ended 31 August 2007

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Accumulated loss R	Total R
Balance at 28 February 2006 (Audited)	**246 531**	**47 092 879**	**2 534 380**	**(5 960 935)**	**43 912 855**
Loss for the period	–	–	–	(7 392 518)	(7 392 518)
Equity-settled share-based payments	–	–	2 466 000	–	2 466 000
Issue of share capital	4 000	7 996 000	–	–	8 000 000
Qualifying costs of share issue	–	(300 000)	–	–	(300 000)
Balance at 31 August 2006 (Unaudited)	**250 531**	**54 788 879**	**5 000 380**	**(13 353 453)**	**46 686 337**
Balance at 28 February 2007 (Audited)	**256 110**	**85 430 832**	**7 840 564**	**(9 401 556)**	**84 125 950**
Loss for the period	–	–	–	(2 963 555)	(2 963 555)
Equity-settled share-based payments	–	–	4 667 508	–	4 667 508
Issue of share capital	8 799	83 584 361	–	–	83 593 160
Qualifying costs of share issue	–	(2 142 632)	–	–	(2 142 632)
Balance at 31 August 2007 (Reviewed)	**264 909**	**166 872 561**	**12 508 072**	**(12 365 111)**	**167 280 431**

Overview

During the six month period under review, Wits Gold has raised additional capital by means of a private placement of 879 928 shares with North American, European and South African investors. These shares were issued at R95, a discount of 4,6% to the ruling price on 27 June 2007. The net proceeds of R81,4 million will be used to fund the Company's principal exploration projects in the Southern Free State, Potchefstroom and Klerksdorp Goldfields over the next 18 months. The main focus remains the De Bron-Bloemhoek area where a fourth borehole is currently in progress since in-fill drilling was commenced during August 2006. Recent drilling results have been encouraging and a revised resource estimate for this area is likely to become available during the fourth quarter of 2007.

Events subsequent to the review period

The Wits Gold Annual General Meeting was held at the JSE Limited (JSE) in Johannesburg on 12 October 2007. Two non-executive directors, Prof Taole Mokoena and Dr Humphrey Mathe, were re-appointed by the shareholders, following their retirement by rotation. In addition, shareholders were requested to approve the implementation of a share scheme designed to attract, incentivise and retain Company personnel. This scheme was subsequently approved and will be applied to all directors, officers and staff.

Future exploration

Wits Gold has identified five key exploration projects on the basis of their potential to contain Witwatersrand reefs with elevated gold grades at less than 2 500 metres below surface. The selection of these priority targets was based on a review of the Company's geological database that now consists of 207 boreholes with almost 3 000 reef intersections. Particular attention will be focused on the three projects in the Southern Free State Goldfield, where the Beatrix, Kalkoenkrans and Leader Reefs are all preserved at depths of the order of 500-2 000 metres below surface and contain gold grades comparable to those being exploited by the surrounding mines. In the Potchefstroom Goldfield, drilling will soon commence in the Kleinfontein area, where six discrete reef units are being tested in the area immediately west of the Blyvooruitzicht Mine. In the Klerksdorp region, an assessment of the available geological and seismic information is being undertaken in order to select an appropriate drill site. It is anticipated that in this area, the Vaal Reef is likely to be situated at depths of the order of 3 500 metres below surface.

The Company is involved in the mineral exploration industry and does not generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of pre-feasibility or feasibility studies. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Substantial additional work will be required in order to determine if any economic deposits occur on the Company's properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes are successful, additional financing will be required to complete pre-feasibility and feasibility studies as well as developing any mineral properties identified in order to bring them into commercial production. The exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means. In future, such sources of financing may not be available on acceptable terms, if at all.

Basis of preparation

The interim condensed financial statements for the six months ended 31 August 2007 were prepared in accordance with IAS 34 – Interim Financial Reporting and in compliance with The Listing Requirements of the JSE.

The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS).

The accounting policies of the Company have been prepared in accordance with those previously reported in the 2007 annual financial statements.

Independent review

The Company's auditors, KPMG Inc., have reviewed the interim condensed financial statements for the six months ended 31 August 2007. Their unqualified report is available for inspection at the registered office of the Company.

In preparation for a proposed secondary listing of the Company's shares on an international stock exchange, the Company requested KMPG Inc. to review these interim condensed financial statements.

Dividend

No dividend has been declared for the period under review (31 August 2006 – Nil).

Interim operations

The operating loss for the six months under review increased by R0,8 million when compared to the first six months of the prior year. The increase in operating loss results mainly from the fact that most categories of expenditure had increased due to an increase in the level of activities.

The loss before and after taxation reduced by R4,4 million due to an increase in interest received (R1,7 million) and the revaluation of a financial asset by R3,5 million.

The Company spent R7,9 million (2006: R1,2 million) on intangible exploration assets and R0,8 million (2006: R0,8 million) on property, plant and equipment due to increased exploration activity. The non-current assets have also increased by an amount of R3,5 million (2006: Nil) as a result of the initial recognition of a financial asset.

Commitments

The Company's commitments amount to R42,8 million, of which R42,7 million is in respect of exploration activities.

Prospects

The Company's main focus for the near term future will be on the drilling programmes in the Southern Free State and Potchefstroom Goldfields. The objective in the Southern Free State will be to build on the current 3,8 Moz of indicated gold resources whilst in the Potchefstroom area exploration will initially concentrate on multi reef targets to the immediate west of Carletonville Goldfield.

For and on behalf of the board

Adam Fleming
Chairman

Marc Watchorn
CEO

Johannesburg
16 November 2007

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg,2001
PO Box 61140, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming *(Chairman)**, Prof Taole Mokoena *(Deputy Chairman)**, Dr Humphrey Mathe *(Director)**, Mrs. Gayle Wilson *(Director)**, Dr Marc Watchorn *(Chief Executive Officer)*, Mr Derek Urquhart *(Chief Financial Officer)* *Non-executive

Company Secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Transfer Secretary
Link Market Services SA (Pty) Ltd

FILE 82-3

WGR - Wits Gold - Reviewed interim results for the six months ended 31 August 2007

Witwatersrand Consolidated Gold Resources Limited
('Wits Gold' or 'the Company')
(Registration Number 2002/031365/06)
Share Code: WGR
ISIN: ZAE000079703

Financial results for the six months ended 31 August 2007

Condensed income statement
for the six months ended 31 August 2007

	Six months ended 31 August 2007 (Reviewed) R	31 August 2006 (Unaudited) R	Year ended 28 February 2007 (Audited) R
Revenue	-	-	-
Operating loss	(9,253,702)	(8,419,877)	(20,326,845)
Net finance income	2,776,298	1,027,359	2,660,051
Fair value gain on financial asset	3,510,341	-	14,226,173
Sundry income	3,508	-	-
Loss for the period/year before taxation	(2,963,555)	(7,392,518)	(3,440,621)
Taxation	-	-	-
Loss for the period/year	(2,963,555)	(7,392,518)	(3,440,621)

Basic and headline loss per share and diluted basic and headline loss per share.

Weighted average number of shares in issue	25,660,397	24,685,048	24,931,013
Basic and headline loss per share (cents)	11.55	29.95	13.80
Diluted weighted average number of shares in issue	25,947,852	24,845,751	25,218,468
Diluted basic and headline loss per share (cents)	15.58	40.12	19.25

Condensed balance sheet
As at 31 August 2007

	As at 31 August 2007 (Reviewed) R	2006 (Unaudited) R	As at 28 February 2007 (Audited) R
Assets			
Non-current assets	54,179,701	20,574,047	42,020,577
Current assets	116,910,614	28,921,357	44,324,084
Total assets	171,090,315	49,495,404	86,344,661
Equity and liabilities			
Capital and reserves	167,280,431	46,686,337	84,125,950
Current liabilities	3,809,884	2,809,067	2,218,711
Total equity and liabilities	171,090,315	49,495,404	86,344,661

Condensed cash flow statements
for the six months ended 31 August 2007

	Six months ended 31 August 2007 (Reviewed) R	2006 (Unaudited) R	Year ended 28 February 2007 (Audited) R
Cash flows from operating activities			
Cash utilised in operating activities	(3,850,220)	(4,408,743)	(13,964,101)
Net finance income	2,776,298	1,027,359	2,660,051
Net cash utilised in operating activities	(1,073,922)	(3,381,384)	(11,304,050)
Cash flows from investing activities			
Net cash utilised in investing activities	(8,754,545)	(2,104,141)	(9,389,636)
Cash flows from financing activities			
Net cash generated by financing activities	81,449,492	7,700,000	38,304,313
Increase in cash and cash equivalents	71,621,025	2,214,475	17,610,627
Cash and cash equivalents at beginning of the period/year	43,703,803	26,093,176	26,093,176
Cash and cash equivalents at end of	115,324,828	28,307,651	43,703,803

FILE 82-34986

the period/year

Statement of changes in equity
for the six months ended 31 August 2007

	Ordinary share capital	Share premium	Equity-settled share-based payment reserve	Accumulated loss	Total
	R	R	R	R	R
Balance at 28 February 2006 (Audited)	246,531	47,092,879	2,534,380	(5,960,935)	43,912,855
Loss for the period	-	-	-	(7,392,518)	(7,392,518)
Equity-settled share-based payments	-	-	2,466,000	-	2,466,000
Issue of share capital	4,000	7,996,000	-	-	8,000,000
Qualifying costs of share issue		(300,000)	-	-	(300,000)
Balance at 31 August 2006 (Unaudited)	250,531	54,788,879	5,000,380	(13,353,453)	46,686,337
Balance at 28 February 2007 (Audited)	256,110	85,430,832	7,840,564	(9,401,556)	84,125,950
Loss for the period	-	-	-	(2,963,555)	(2,963,555)
Equity-settled share-based payments	-	-	4,667,508	-	4,667,508
Issue of share capital	8,799	83,584,361	-	-	83,593,160
Qualifying costs of share issue		(2,142,632)	-	-	(2,142,632)
Balance at 31 August 2007 (Reviewed)	264,909	166,872,561	12,508,072	(12,365,111)	167,280,431

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61140, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr. Adam Fleming Chairman*, Prof Taole Mokoena Deputy Chairman*, Dr Humphrey Mathe Director*, Mrs. Gayle Wilson Director*, Dr Marc Watchorn (Chief Executive Officer), Mr. Derek Urquhart (Chief Financial Officer)
*Non-executive

Company Secretary
Mr. Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Transfer Secretary
Link Market Services SA (Pty) Ltd

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Overview

During the six month period under review, Wits Gold has raised additional capital by means of a private placement of 879 928 shares with North American, European and South African investors. These shares were issued at R95, a discount of 4.6% to the ruling price on 27th June 2007. The net proceeds of R81.4 million will be used to fund the Company's principal exploration projects in the Southern Free State, Potchefstroom and Klerksdorp Goldfields over the next 18 months. The main focus remains the De Bron-Bloemhoek area where a fourth borehole is currently in progress since in-fill drilling was commenced during August 2006. Recent drilling results have been encouraging and a revised resource estimate for this area is likely to become available during the fourth quarter of 2007.

Events subsequent to the review period

The Wits Gold Annual General Meeting was held at the JSE Limited ("JSE") in Johannesburg on 12th October 2007. Two non-executive directors, Prof Taole Mokoena and Dr Humphrey Mathe were re-appointed by the shareholders, following their retirement by rotation. In addition, shareholders were requested to approve the implementation of a share scheme designed to attract, incentivise and retain Company personnel. This scheme was subsequently approved and will be apply to all directors, officers and staff.

Future exploration

Wits Gold has identified five key exploration projects on the basis of their potential to contain Witwatersrand reefs with elevated gold grades at less than 2 500 metres below surface. The selection of these priority targets was based on a review of the Company's geological database that now consists of 207 boreholes with almost 3,000 reef intersections. Particular attention will be focussed on the three projects in the Southern Free State Goldfield, where the Beatrix, Kalkoenkrans and Leader Reefs are all preserved at depths of the order of 500-2,000 metres below surface and contain gold grades comparable to those being exploited by the surrounding mines. In the Potchefstroom Goldfield, drilling will soon commence in the Kleinfontein area, where six discrete reef units are being tested in the area immediately west of the Blyvooruitzicht Mine. In the Klerksdorp region, an assessment of the available geological and seismic information is being undertaken in order to select an appropriate drill site. It is anticipated that in this area, the Vaal Reef is likely to be situated at depths of the order of 3,500 metres below surface.

The Company is involved in the mineral exploration industry and does not generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of pre-feasibility or feasibility studies. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Substantial additional work will be required in order to determine if any economic deposits occur on the Company's properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes are successful, additional financing will be required to complete pre-feasibility and feasibility studies as well as developing any mineral properties identified in order bring them into commercial production. The exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means. In future, such sources of financing may not be available on acceptable terms, if at all.

Basis of preparation

The interim condensed financial statements for the six months ended 31 August 2007 were prepared in accordance with IAS 34 - Interim Financial Reporting and in compliance with The Listing Requirements of the JSE.

The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS). The accounting policies of the Company have been prepared in accordance with those previously reported in the 2007 annual financial statements.

Independent review

The Company's auditors, KPMG Inc., have reviewed the interim condensed financial statements for the six months ended 31 August 2007. Their unqualified report is available for inspection at the registered office of the Company.

In preparation for a proposed secondary listing of the Company's shares on an international stock exchange, the Company requested KPMG Inc. to review these interim condensed financial statements.

Dividend

No dividend has been declared for the period under review (31 August 2006 - Nil).

Interim operations

The operating loss for the six months under review increased by R0.8 million when compared to the first six months of the prior year. The increase in operating loss results mainly from the fact that most categories of expenditure had increased due to an increase in the level of activities.

The loss before and after taxation reduced by R4.4 million due to an increase in interest received (R1.7 million) and the revaluation of a financial asset by R3.5 million.

The Company spent R7.9 million (2006 - R1.2 million) on intangible exploration assets and R0.8 million (2006-R0.8 million) on property, plant and equipment due to increased exploration activity. The non-current assets have also increased by an amount of R3.5 million (2006 - Nil) as a result of the initial recognition of a financial asset.

Commitments

The Company's commitments amount to R42.8 million, of which R42.7 million is respect of exploration activities.

Prospects

FILE 82-34986

The Company's main focus for the near term future will be on the drilling programmes in the Southern Free State and Potchefstroom Goldfields. The objective in the Southern Free State will be to build on the current 3.8 Moz of indicated gold resources whilst in the Potchefstroom area exploration will initially concentrate on multi reef targets to the immediate west of Carltonville Goldfield.

For and on behalf of the board

Adam Fleming
Chairman

Marc Watchorn
CEO

Johannesburg
16 November 2007

Date: 20/11/2007 07:00:02 Produced by the JSE SENS Department.

2007-11-20 07:00:02 Source: JSE News Service (SENS)

FILE 82-34106

WGR - Wits Gold - Independent Review Reveals A Substantial Increase In The Indicated Gold Resource To Almost 20Moz.

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold" or "the Company")

Independent Review Reveals A Substantial Increase In The Indicated Gold Resource To Almost 20Moz.

Wits Gold (JSE: WGR; ADR: WIWTY.PK) wishes to announce the results of an independent review of the Company's gold and uranium resources by Snowden Mining Industry Consultants. These revised estimates are compliant with the Canadian National Instrument 43-101.

In summary, the Snowden review reveals the following estimates:

- Total indicated gold resource of 19.4Moz (compared to 3.9Moz in a previous Snowden estimate)
- In addition, an inferred gold resource of 130.4Moz (compared to 155.8Moz in a previous Snowden estimate)
- Total inferred uranium resource of 54.3Mlbs (compared to 136.3Mlbs in a previous Snowden estimate)

"This resource update is the most significant development for the Company since its floatation on the JSE in April 2006" commented CEO, Dr Marc Watchorn. "The fivefold increase in our indicated gold resource confirms that the Company has the capability to build a serious mining operation in the southern Free State. Specifically, the Bloemhoek-De Bron project has the potential to develop into a world class ore body, ranking by size in the top ten of the world's undeveloped gold projects. The total gold resource is slightly down, but still leaves Wits Gold with the sixth largest gold resource in the world. Despite the fall in the inferred uranium resource estimate, we would remind investors that this figure is likely to remain fluid due to the substantial prospecting rights in the Free State, Potchefstroom and Klerksdorp areas that are currently under application with the Department of Minerals & Energy."

The new resource estimate follows the completion of five additional diamond drillholes in the southern Free State that support the establishment of an improved geological model. Consequently, it is now apparent that the main target of gold mineralisation in this area is a laterally continuous zone of conglomerates represented by a composite of the Beatrix and Kalkoenkrans Reefs. Similar geological conditions have been identified on the adjoining Beatrix and Joel Gold Mines where these reefs have been mined extensively. Supplementary mineralisation is also hosted by the regionally recognised Leader and B Reefs as well as a number of other reefs that have been exploited elsewhere in the Free State Goldfield. Revised resource estimates for the Hakkies, Bloemhoek, De Bron and Robijn Projects in the southern Free State are as follows:

Hakkies Project	Mt	Au(g/t)	U3O8(kg/t)*
Indicated Resources			
Beatrix	8.8	4.8	0.108
Leader	9.9	4.8	0.179
Inferred Resources			
Beatrix	2.0	4.8	0.108
Kalkoenkrans	0.1	3.0	0.046
B Reef	10.5	5.3	0.075
Upper Leader	15.7	3.9	0.142
Leader	10.7	4.8	0.178
Intermediate	9.7	7.5	0.095

Bloemhoek Project	Mt	Au(g/t)	U3O8(kg/t)*
Indicated Resources			
Beatrix	27.0	5.7	0.125
Kalkoenkrans	18.7	8.9	0.139
Leader	6.7	4.7	0.176
Inferred Resources			
Beatrix	6.8	5.1	0.114
Kalkoenkrans	4.0	10.3	0.160
B Reef	0.5	6.4	0.082
Upper Leader	0.8	4.5	0.167
Leader	3.9	4.9	0.181

De Bron Project	Mt	Au(g/t)	U3O8(kg/t)*
Indicated Resources			
Beatrix	10.8	5.3	0.118
Kalkoenkrans	1.5	7.1	0.110
Leader	3.8	4.5	0.171
Inferred Resources			
Beatrix	5.7	5.4	0.121
Kalkoenkrans	0.7	7.1	0.111
B Reef	3.3	6.5	0.083
Upper Leader	0.1	3.6	0.140

FILE 82-34986

Leader	2.2	4.4	0.168		
Robijn Project	Mt	Au(g/t)	U3O8(kg/t)*		
Indicated Resources					
Beatrix	13.6	5.8	0.129		
Inferred Resources					
Beatrix	9.0	5.7	0.127		
SOFS Total	Mt	Au (g/t)	Moz(Au)	U3O8(kg/t)*	U3O8(Mlbs)
Indicated Resources	100.7	6.0	19.4	0.136	30.2
Inferred Resources	85.8	5.5	15.1	0.127	24.1

* Note: The U3O8 resource estimates in the southern Free State are classified as inferred only due to the estimation method applied. As uranium is considered a secondary product, uranium was only reported from blocks where the gold accumulation exceeded the reporting cut-off of 300cm.g/t Au.

In the Potchefstroom and Klerksdorp Goldfields the resource estimates are unchanged relative to those contained in the Wits Gold prospectus issued in April 2006. It should be noted that variation applications to include uranium in Company's prospecting rights in the Potchefstroom and Klerksdorp Goldfields are currently under consideration by the Department of Minerals & Energy. Estimated resources in these areas are as follows:

Potchefstroom Goldfield

Kleinfontein Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Vaal	0.04	2.1	-		
Cobble	0.3	4.3	-		
Middelvlei	23.2	5.2	-		
Carbon Leader	19.6	7.3	-		
North Leader	4.1	5.2	-		
Kleinfontein Deeps	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Vaal	0.2	2.4	-		
Cobble	8.9	4.5	-		
Middelvlei	5.8	4.7	-		
Carbon Leader	9.4	6.0	-		
North Leader	16.8	4.7	-		
Potch Deeps Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Vaal	18.9	9.8	-		
Cobble	142.5	4.7	-		
Middelvlei	3.9	5.5	-		
Carbon Leader	16.8	16.2	-		
North Leader	12.1	9.4	-		
Deelkraal Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
VCR	20.5	14.6	-		
Boskop Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Middelvlei	6.7	5.2	-		
Carbon Leader	13.3	15.8	-		
North Leader	10.8	5.8	-		
Potchefstroom Total	Mt	Au(g/t)	Moz(Au)	U3O8(kg/t)	U3O8(Mlbs)
Inferred Resources	333.6	7.1	75.8	-	-

Klerksdorp Goldfield

Kromdraai Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Vaal	57.5	16.2	-		
Cyfervlei Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Vaal	19.2	10.3	-		
Groenfontein Project	Mt	Au(g/t)	U3O8(kg/t)		
Inferred Resources					
Vaal	8.2	11.9	-		
Klerksdorp Total	Mt	Au(g/t)	Moz(Au)	U3O8(kg/t)	U3O8(Mlbs)
Inferred Resources	85.1	14.5	39.5	-	-

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
23 November 2007

FILE 82-34986

2007-11-23 15:24:19 Source: JSE News Service (SENS)

END